

February 26, 2009

Ms. Frances G. Rathke
Chief Financial Officer
Green Mountain Coffee Roasters, Inc.
33 Coffee Lane
Waterbury, Vermont 05676

> **Re: Green Mountain Coffee Roasters, Inc.**
> **Form 10-K for the Fiscal Year Ended September 29, 2008**
> **Filed December 11, 2008**
> **Form 10-Q for the Thirteen Weeks Ended December 27, 2008**
> **Filed February 5, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed January 26, 2009**
> **File No. 005-58801**

Dear Ms. Rathke:

    We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 29, 2008

Business, page 1

1.   We note your disclosure at page 11 that the loss of one or more of your major customers or retailers could materially harm your business. Please identify such customers or retailers, or advise us why such disclosure is not required. See Item 101(c)(vii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

2.   You sometimes refer to two or more sources as components that contributed to a material change. For example, for fiscal 2008 you state that the increase in sales from the Keurig segment was primarily due to higher K-Cup and brewer sales, and royalty income from the sale of K-Cups from all licensed roasters. Please quantify the amount of the change that was contributed by each of these factors. See Section III.D of SEC Release 33-6835.

Quantitative and Qualitative Disclosures About Market Risk, page 34

3.   We note that you have disclosed some information about your commodity purchase contracts, although it appears that additional information would be necessary to comply with one of the disclosure alternatives outlined in Item 305(a) of Regulation S-K.

        Please advise us of the alternative that you wish to utilize and submit the additional disclosures that you would provide to satisfy this requirement. It would also be helpful to understand from your disclosure how the quantities associated with the various contracts compare to your expectations of annual requirements for the coming year; and how the per pound pricing compares to your historical experience and expectations.

        Further, we see a need for disclosure pursuant to Items 305(a)(2) and (3), clarifying the extent to which you are exposed to changes in prices due to the absence of contractual arrangements, also addressing changes in the positions associated with the contractual amounts presently disclosed for the current and preceding years.

Financial Statements

Statement of Changes in Stockholders' Equity, page F-5

4.   We note your disclosure in Note 3 about your stock split, indicating that you have adjusted all share and per share data in the report accordingly. However, it appears that you have not adjusted your treasury stock for the three-for-one stock split, effected on July 27, 2007. We would ordinarily expect all share and per share references in the filing to be adjusted in a manner that is consistent with the financial presentation required under paragraph 54 of SFAS 128 and SAB Topic 4:C.

Form 10-Q for the Thirteen Weeks Ended December 27, 2008

Controls and Procedures

5.   We note your statement that management concluded that your disclosure controls and procedures are effective "…to make known to them in a timely fashion material information related to the Company required to be filed in this report." This disclosure implies a limitation on the scope of your conclusion.

        If you are going to include a representation about *how* the disclosure controls and procedures are effective, rather than conclude only on whether they were effective or not effective, then you should use the appropriate language, as expressed in Rule 13a-15(e) of Regulation 13A, i.e. "…controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms." It would also be helpful to clarify the date as of which your disclosure controls and procedures are either effective or not effective, which we expect would coincide with the date of your evaluation.

        Please advise us of the disclosure that would be pertinent to your quarterly filing and necessary to comply with the requirements of Item 307 of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed January 26, 2009

6.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Compensation Discussion and Analysis, page 12

Compensation Paid to Our Named Executive Officers, page 14

Annual Incentives, page 16

7.   We note your disclosure that in connection with your short-term incentive plan, individual performance is determined based on actual executive performance versus the pre-established individual goals set at the beginning of the year. If material, please disclose such individual goals for each named executive officer. See Item 402(b)(2)(vii) of Regulation S-K.

Grants of Plan-Based Awards in 2008, page 22

8.   We note your disclosure at page 16 that under your short-term incentive plan
        there is a threshold level that must be attained to achieve any payout in
        connection with the financial target and that such threshold would have resulted
        in a 20% achievement of the financial target. Please explain to us why the table
        at page 22 does not disclose estimated future payouts in connection with meeting
        such threshold.

Non-Management Directors' Compensation in Fiscal 2008, page 24

9.   Please disclose by footnote to the option awards column of your director
        compensation table the grant date fair value, computed in accordance with FAS
        123R, of each option award granted during your last completed fiscal year. See
        the Instruction to Item 402(k)(2)(iii) and (iv).

10.   Please disclose the aggregate number of stock awards and the aggregate number
        of option awards outstanding at fiscal year end held by each of your directors.
        See the Instruction to Item 402(k)(2)(iii) and (iv).

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551-3476 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director